UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 8)

GATEWAY, INC.
(Name of Subject Company (Issuer))

ACER INC. (Parent of Offeror)
GALAXY ACQUISITION CORP. (Offeror)
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Including the associated preferred share purchase rights)
(Title of Class of Securities)

367626108
(CUSIP Number of Class of Securities)

B.J. Lin
Assistant General Counsel
Acer Inc.
8F, 88, Sec.1, Hsin Tai Wu Rd., Hsichih,
Taipei, Hsien 221, Taiwan, R.O.C.
Telephone: +886-2-2696-1234
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:

Richard V. Smith, Esq.
Barbara Murphy Lange, Esq.
Lawrence B. Low, Esq.
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, California 94105
(415) 773-5700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$709,918,814	$21,795

* Estimated solely for purposes of calculating amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. The transaction value is based upon the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Gateway, Inc. for the expected consideration in the tender offer of $1.90 per share and 373,641,481 shares of outstanding common stock (including restricted shares) as of August 23, 2007.

** The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000307.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:            $21,795

Form or Registration No.:      Schedule TO-T

Filing Party:     Acer Inc. and Galaxy Acquisition Corp.

Date Filed:      September 4, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

     This Amendment No. 8 (this “Amendment No. 8”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on September 4, 2007 by Galaxy Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Acer Inc., a company organized under the laws of the Republic of China (the “Parent”), as previously amended (the “Schedule TO”). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated preferred share purchase rights, issued pursuant to the Rights Agreement, dated as of January 19, 2000, as amended, between Gateway, Inc., a Delaware corporation (the “Company”) and UMB Bank, N.A. (collectively the “Shares” and each share thereof a “Share”), of the Company, at a purchase price of $1.90 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase for cash dated September 4, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). All capitalized terms used but not defined in this Amendment No. 8 have the meanings ascribed to them in the Schedule TO. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule TO.
       The items of the Schedule TO set forth below are hereby amended and supplemented as follows:
ITEM 1 through 9 and 11
     Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:
     “The Expiration Date of the Offer has been extended to 5:00 p.m. New York City time, on October 10, 2007. In order to reflect the extension of the Expiration Date of the Offer, “Monday, October 1, 2007” or “October 1, 2007” are replaced in the Offer to Purchase, as appropriate, with “Wednesday, October 10, 2007” or “October 10, 2007” and all references to “12:00 midnight” are replaced with “5:00 p.m.”
     The full text of the press release issued by Parent announcing the extension is attached hereto as Exhibit (a)(5)(G) and is incorporated herein by reference.

ITEM 12.     EXHIBITS
     Item 12 of the Schedule TO is hereby amended and supplemented as set forth below1:

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated September 4, 2007.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release dated August 27, 2007 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).*
(a)(5)(B)	Employee Letter (incorporated by reference to Exhibit 99.2 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).*
(a)(5)(C)	Investor Update: Strategic Transactions August 27, 2007 (Slide Presentation) (incorporated by reference to Exhibit 99.3 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).*
(a)(5)(D)	Investor Update: Strategic Transactions August 27, 2007 (Script) (incorporated by reference to Exhibit 99.4 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).*
(a)(5)(E)	Summary Advertisement published in the Wall Street Journal on September 4, 2007.*
(a)(5)(F)	Press release of Parent dated September 5, 2007 — Acer Commences Cash Tender Offer for Gateway, Gateway Announces Sales of Professional Business.*
(a)(5)(G)	Press release of Parent dated October 2, — Acer announces extension of Tender Offer for Gateway allowing the Committee on Foreign Investment in the U.S. to complete its review process.
(b)(1)	Commitment Letter for up to NTD 19.8 billion (USD 600 Million equivalent) loan facility, dated September 20, 2007, between Parent and Citibank, N.A., Tapei Branch.*
(d)(1)	Agreement and Plan of Merger, dated August 27, 2007, among Acer Inc., Galaxy Acquisition Corp. and Gateway, Inc.*
(d)(2)	Non-Disclosure Agreement, dated August 3, 2007, between Gateway, Inc. and Acer Inc.*
(d)(3)	Exclusivity Agreement, dated as of August 17, 2007, between Gateway, Inc. and Acer Inc.*
(d)(4)	Form of Tender and Support Agreement (attached as Exhibit B to Exhibit (d)(1) hereto).*
(d)(5)	Tender and Support Agreement, dated August 27, 2007, among Acer Inc., Galaxy Acquisition Corp. and Avalon Capital Group, LLC.*
(g)	None.
(h)	None.
* Previously filed

[1]	All references to “Monday, October 1, 2007” or “October 1, 2007” as the Expiration Date of the Offer in the following documents incorporated by reference as Exhibits to the Schedule TO are hereby replaced with “Wednesday, October 10, 2007” or “October 10, 2007” and all references to “12:00 midnight” are replaced with “5:00 p.m.”: Offer to Purchase; Form of Letter of Transmittal; Form of Notice of Guaranteed Delivery; Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees; and Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACER INC.
Dated: October 2, 2007	By:	/s/ J.T. Wang
		Name:	J.T. Wang
		Title:	Chairman and Chief Executive Officer

GALAXY ACQUISITION CORP.
Dated: October 2, 2007	By:	/s/ J.T. Wang
		Name:	J.T. Wang
		Title:	President

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated September 4, 2007.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release dated August 27, 2007 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).*
(a)(5)(B)	Employee Letter (incorporated by reference to Exhibit 99.2 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).*
(a)(5)(C)	Investor Update: Strategic Transactions August 27, 2007 (Slide Presentation) (incorporated by reference to Exhibit 99.3 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).*
(a)(5)(D)	Investor Update: Strategic Transactions August 27, 2007 (Script) (incorporated by reference to Exhibit 99.4 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).*
(a)(5)(E)	Summary Advertisement published in the Wall Street Journal on September 4, 2007.*
(a)(5)(F)	Press release of Parent dated September 5, 2007 — Acer Commences Cash Tender Offer for Gateway, Gateway Announces Sales of Professional Business.*
(a)(5)(G)	Press release of Parent dated October 2, — Acer announces extension of Tender Offer for Gateway allowing the Committee on Foreign Investment in the U.S. to complete its review process.
(b)(1)	Commitment Letter for up to NTD 19.8 billion (USD 600 Million equivalent) loan facility, dated September 20, 2007, between Parent and Citibank, N.A., Tapei Branch.*
(d)(1)	Agreement and Plan of Merger, dated August 27, 2007, among Acer Inc., Galaxy Acquisition Corp. and Gateway, Inc.*
(d)(2)	Non-Disclosure Agreement, dated August 3, 2007, between Gateway, Inc. and Acer Inc.*
(d)(3)	Exclusivity Agreement, dated as of August 17, 2007, between Gateway, Inc. and Acer Inc.*
(d)(4)	Form of Tender and Support Agreement (attached as Exhibit B to Exhibit (d)(1) hereto).*
(d)(5)	Tender and Support Agreement, dated August 27, 2007, among Acer Inc., Galaxy Acquisition Corp. and Avalon Capital Group, LLC.*
(g)	None.
(h)	None.
* Previously filed